

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp II
477 Madison Avenue
New York, NY 10022

    Re: Concord Acquisition Corp II
        Registration Statement on Form S-1
        Filed March 26, 2021
        File No. 333-254788

Dear Mr. Tuder:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed March 26, 2021

Risk Factors
Since our initial stockholders will lose their entire investment in us...., page 45

1.   You describe conflicts of interest on page 45 in circumstances where the founder shares become worthless without an initial business combination. Please also disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor and officers and directors acquired 20% of your ordinary shares for approximately $0.003 per share and the offering is for $10.00 per unit, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and elsewhere, as appropriate.

<u>Our amended and restated certificate of incorporation...., page 63</u>

2.   We note your disclosure here and on page 137 that your exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, for which the federal district courts of the United States of America shall be the sole and exclusive forum. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please clarify.

<u>Principal Stockholders, page 118</u>

3.   Please identify the persons with voting and dispositive control over CA2 Co-Investment LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon